SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                          (Amendment No.____1_______)*



                      Indevus Pharmaceuticals, Inc.
              -----------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)


                                 454072109
              -----------------------------------------------------
                               (CUSIP Number)

                             December 31, 2003
                ---------------------------------------------
                              (Date of Event)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 5 pages

CUSIP No. 454072109                13G                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dov Perlysky


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


         United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            1,456,954
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             1,040,927
  REPORTING       --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             1,456,954
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       1,040,927

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       2,497,881
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       5.3%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 3 of 5 Pages
Item 1.
         (a)   Name of Issuer:
               Indevus Pharmaceuticals, Inc.

         (b)   Address of Issuer's Principal Executive Offices:
               One Ledgemont Center
               99 Hayden Avenue
               Lexington, MA  02421


Item 2.
         (a)   Name of Person Filing:

               This statement is filed on behalf of Dov Perlysky
               (the "Reporting Party").


         (b)   Address of Principal Business Office:

               The Reporting Party's address is 8 Lakeside Drive West, Lawrence, New York 11559.


         (c)   Citizen:

               The Reporting Party is a citizen of the United States.

         (d)   Title of Class of Securities:
               Common Stock, $.001 par value ("shares").

         (e)   CUSIP#:
               454072109


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act of 1940

            (e)   [ ]   An investment adviser in accordance with 240.13d-1
                        (b)(1)(ii)(E)

            (f)   [ ]   An employee benefit Plan or endowment fund in
                        accordance with 240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   A parent holding Company or control person in
                        accordance  with  240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940.

                                                        Page 4 of 5 Pages
Item 4.   Ownership:

        (a)(b) The Reporting Party may be deemed to beneficially own 2,497,881 shares or 5.3% of the Issuer's shares as follows: (i) 82,086 shares owned directly by the Reporting Party, (ii) 188,300 shares owned by a charitable entity controlled by the Reporting Party and his wife (1), (iii) 852,627 shares owned directly by a trust, the trustee of which is the Reporting Party's wife (1), (iv) 319,237 shares owned by the reporting party's Grantor Retained Annuity Trust, (v) 158,481 shares owned by The Reporting Parties' wife's Grantor Retained Annuity Trust, (vi) 104,050 shares owned by a limited liability company whose managing member is the reporting party and (vii) 793,100 shares owned by a limited partnership whose general partner is an entity controlled by the Reporting Party.


          (c) The Reporting Party has sole voting and dispositive control of shares owned by him, the limited partnerships and limited liability company. His wife has sole voting and dispositive power over shares owned by the Trust. Both have the voting and dispositive control over shares owned by the charitable entity.


Item 5.   Ownership of Five Percent or Less of a Class:

                Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

                Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company:

              Not  applicable.



Item 8.    Identification and Classification of Members of the Group:

             Not applicable.




__________________________________________________________________________

(1) Dov Perlysky (the "Reporting party") and Laya Perlysky are husband and wife. Filing of this statement shall not be deemed an admission by the Reporting Party that he beneficially owns the securities attributed to his wife for any other purpose. The Reporting Party expressly disclaims beneficial ownership of all securities beneficially held by his wife, Laya Perlysky.

                                                        Page 5 of 5 pages


Item 9.     Notice of Dissolution of Group:

            Not applicable.


Item 10. Certification: By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as participant in any transaction having such purpose of effect.


                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the Reporting Person, such person or entity certifies that the information set forth in this statement is true, complete and correct.






Dated:   February 10, 2004                 /s/ Dov Perlysky
         New York, New York             _____________________________
                                             Dov Perlysky